Exhibit 99.1

Alterity Therapeutics Granted New Composition of Matter Patent in Europe for
Neurodegenerative Diseases including Parkinson’s and Alzheimer’s

New Patent Covers Over 150 Novel Compounds

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 23 August 2023: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced the European Patent Office has granted Alterity a new composition of matter patent.

The patent secures broad protection over a new class of iron chaperone drug candidates for treating major neurodegenerative diseases. It is well established that excess iron in the brain is implicated in the pathology of many important neurodegenerative diseases, including Alzheimer’s and Parkinson’s diseases. 1

“The granting of this patent is an important component of our strategy to become a leader in the development of drugs that target critical neurodegenerative diseases,” said David Stamler, M.D., Chief Executive Officer of Alterity. “Through restoration of normal iron balance in the brain, we have the potential to slow disease progression of diseases including Parkinson’s and Alzheimer’s. This patent helps protect our approach and expands our portfolio as we look to develop novel disease modifying treatments for these debilitating conditions.”

The patent, entitled, “Compounds for and Methods of Treating Diseases”, Patent No. 3938364, is effective 23 August 2023 when published in the European Patent Bulletin. The composition of matter patent covers more than 150 novel pharmaceutical compositions that are designed to redistribute the excess iron implicated in neurodegenerative diseases. The patent will confer on Alterity 20 years of exclusivity over the compounds claimed in the patent, thus providing a strong basis for drug development and commercialization.

About Alzheimer’s Disease

Alzheimer’s disease (AD) is a progressive neurologic disorder that causes the brain to shrink (atrophy) and brain cells to die. Alzheimer’s disease is the most common cause of dementia — a continuous decline in thinking, behavioral, and social skills that affects a person’s ability to function independently. Approximately 5.8 million people in the United States age 65 and older live with AD. Of those, 80% are 75 years old and older. Out of the approximately 50 million people worldwide with dementia, between 60% and 70% are estimated to have AD. Medications may temporarily improve or slow progression of symptoms, but there is no treatment that cures AD or alters the disease process in the brain. In advanced stages of the disease, complications from severe loss of brain function, such as dehydration, malnutrition or infection, result in death.2

About Parkinson’s Disease

Parkinson’s disease (PD) is the second most common neurodegenerative disorder and causes unintended or uncontrollable movements of the body along with neuropsychiatric and other nonmotor features. The precise cause of PD is unknown, but some cases are hereditary while others are thought to occur from a combination of genetics and environmental factors that trigger the disease. In PD, brain cells become damaged or die in the substantia nigra, the part of the brain that produces dopamine--a chemical needed to produce smooth, purposeful movement. The cardinal symptoms of PD are tremors, rigidity, slowing of movements, and later in disease, impaired balance. Other symptoms may include difficulty swallowing, chewing, or speaking; emotional changes; urinary problems or constipation; dementia or other cognitive problems; fatigue; and problems sleeping.3 Nearly one million people in the U.S. and more than 10 million people worldwide are living with PD. Approximately 60,000 Americans are diagnosed with PD each year.4

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Sources

[1]	Dusek, P. et al. Cerebral Iron Deposition in Neurodegeneration. Biomolecules 2022, 12, 714. https://doi.org/10.3390/biom12050714.
[1]	Ayton S., et al. Cerebral quantitative susceptibility mapping predicts amyloid-β-related cognitive decline. Brain. 2017 Aug 1;140(8):2112-2119. doi: 10.1093/brain/awx137. PMID: 28899019.
[1]	Damulina, A. et al. Cross-sectional and Longitudinal Assessment of Brain Iron Level in Alzheimer Disease Using 3T MRI. Radiology 2020; 296:619–626. https://doi.org/10.1148/radiol.2020192541
[1]	Ma, L. et al. Parkinson’s disease: Alterations in iron and redox biology as a key to unlock therapeutic strategies. Redox Biology 2021; 41, 101896. https://doi.org/10.1016/j.redox.2021.101896
[2]	Mayo Clinic: Alzheimer’s Disease

[3]	National Institute of Health: Neurological Disorders and Stroke, Parkinson’s Disease Information Page;
[4]	Parkinson’s Foundation

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying suchstatements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaksonly as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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